April 27, 2011
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-10-11

QUATERRA SUBSIDIARY SINGATSE PEAK SERVICES PURCHASES
ARIMETCO ASSETS AT YERINGTON, NEVADA

VANCOUVER, B.C. — Quaterra Resources Inc. today announced that its indirectly wholly-owned subsidiary Singatse Peak Services, LLC (SPS) has closed the transaction under which SPS purchased all the assets of Arimetco, Inc., a Nevada corporation, in the Yerington Mining District, Lyon County, Nevada.

Assets include 4.2 square miles of patented claims and fee mineral properties centered on the former Anaconda open pit copper mine containing an historic resource estimate in excess of four billion pounds of copper, and 8,600 acre feet per year of water rights. (Please see important note on historic copper resource estimates below). This property, together with 9.3 and 13.2 square miles of unpatented claims at Yerington and nearby MacArthur respectively, provides the Company with a dominant land position in the center of a prolific and expanding copper camp.

“The acquisition by SPS of historic copper resources and valuable water rights in a mining friendly state with excellent infrastructure presents an opportunity to fast track the project,” says Thomas Patton, Quaterra’s President and CEO. “Our first priority will be to convert and expand historic resource estimates into NI43-101 eligible resources.”

SPS’s Yerington property is located just west of the town of Yerington and about 50 miles southeast of Reno. The Anaconda Copper Company conducted open pit mining over a period of 25 years at Yerington, producing 1.7 billion pounds of copper from 104.8 million tons of oxide ore and 58.6 million tons of sulfide ore; and discovered and partially delineating the large Bear copper deposit north of the open pit. Anaconda closed the mine in 1978 due to low copper prices, not because of declining mineralization.

The estimated remaining copper in and around the Yerington pit after the shut down (K. L. Howard, Jr., Anaconda Internal Memo, 1979) at a cut-off of 0.20% Cu includes:

  97.8 million tons with an average grade of .356% Cu containing approximately 696 million pounds of copper within the original pit design.
  22.8 million tons of material adjacent to the pit with an average grade of 0.30% Cu containing 136.8 million pounds copper.

  Historic resources in the Bear deposit, located in the northeast corner of the property, reportedly containing more than 500 million tons of material averaging 0.4% copper (Dilles and Proffett, 1995). The Bear deposit was discovered in 1961 by Anaconda during condemnation drilling in the sulfide tailings disposal area.

Note: All copper estimates are historic in nature and are not NI43-101 compliant and should not be relied upon. A qualified person has not done sufficient work to classify these historic estimates as a current mineral resource and Quaterra does not treat them as such. In order to do so, they will have to be confirmed by additional drilling.

SPS is planning an aggressive, two-year, exploration program to validate historic drilling data in order to complete a NI43-101-compliant resource estimate and technical report on the project. The program will include both core and reverse circulation drilling, geophysical surveys, and preliminary metallurgical studies to evaluate the historic copper mineralization at the mine site and to investigate the surrounding areas for new deposits.

The purchase of the properties required a US$500,000 cash payment, 250,000 shares of Quaterra common stock and a 2% net smelter return royalty capped at US$7.5 million dollars on production from any claims owned by Quaterra in the Yerington and MacArthur mine areas.

The acquisition by SPS of the Arimetco properties required a series of rigorous environmental, legal and technical due diligence studies. The Chambers Group Inc. and Golder Associates Inc. completed a Phase 1 Environmental Site Assessment Report to allow SPS to establish liability protection as a bona fide prospective purchaser. SRK Consulting (U.S.), Inc. completed the most recent update of the report on March 3, 2011.

Legal due diligence included a legal description of the property, a chain of title report and an assignment of water rights. Agreements have been completed with the EPA, Nevada state agencies and the Atlantic Richfield Company to define, limit and protect the Company from existing liabilities on the property and allow access to explore.

Technical due diligence involved the review and compilation of a wealth of historical data in the Anaconda Library in Laramie, Wyoming. Numerous reports, maps and historical drilling data have been scanned and entered into an internal data base. An initial review has been completed of both past production and remaining mineralization in and around the Yerington pit. The Company’s digitized Anaconda data base now includes collar locations, rock types, and geochemical assays of 760 historic drill holes, including most of the historic drilling data for the Bear deposit

Eugene D. Spiering is the Qualified Person with Quaterra Resources responsible for this news release.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995 and as defined in Canadian securities National Instrument 51-102. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com. For information on this release please contact Thomas Patton at 604-318-6225, Lauren Smith at 604-641-2746, Gerald Prosalendis at 604-641-2755 or email: corpdev@quaterra.com.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.